Press release
For immediate release
May 23 2007

DRILLING AT POSTE LEMOYNE EXTENSION
The Orfée Est Zone returns 4.28 g/t Au / 16m to a depth of 340m

Virginia Mines Inc. («  Virginia ») is pleased to report results from the exploration program carried out during the period of February to April 2007 on the Poste Lemoyne Extension property, located along the Trans-Taïga road in the Quebec Middle-North region. The property is 100% owned by Virginia and is subject to a 1% royalty (N.S.R.) payable to GlobeStar Mining Corporation. Virginia may buy back 0.5% of the royalty in return for $500,000. The Poste Lemoyne Extension is host to the Orfée zone, containing resources totalling 94,854 ounces (measured and inferred), and grading 14.5 g/t Au (National Instrument 43-101 – published April 8, 2003).

The exploration program conducted in the winter of 2007 consisted of 18 diamond-drill holes totalling 5331m. The drilling program mainly concentrated on the Orfée Est Zone , and 13 of the 18 new holes tested the extensions of this large gold structure that in the past yielded many intersections highly anomalous in gold in thicknesses reaching tens of metres The Orfée Est Zone consists of a large zone of shearing and mylonitisation developed within a mixed sequence of metric alternations of basalt, wacke, iron formation and QFP. These rocks are strongly altered (biotite, amphibole, tourmaline, silica) and contain finely disseminated sulphide mineralization (pyrrhotite, pyrite, arsenopyrite, chalcopyrite trace) that can reach over 20% locally. The new holes have once again proved the highly auriferous nature of the Orfée Est Zone and confirmed its vertical continuity down to a depth of 400m under the surface. The Orfée Est Zone shows a significant improvement at depth since the two deeper holes yielded the best results of the program : 4.28 g/t Au / 16m (including 30.11 g/t Au / 1m and 12.02 g/t Au / 1m ) to a vertical depth of 340m in hole PLE-07-105 and 2.89 g/t Au / 17,2m (including 7.20 g/t Au / 1.2m and 23.63 g/t Au / 1m ) to a vertical depth of 400m in hole PLE-07-112. Many other large intersections highly anomalous in gold were also obtained at shallower depth in the Orfée Est Zone, including 1.02 g/t Au / 53m (PLE-07-99), 0.92 g/t Au / 50m including 1.43 g/t Au / 28m (PLE-07-98), 1.04 g/t Au / 20.2m (PLE-07-104), 0.40 g/t Au / 66m (PLE-07-110) and 0.50 g/t Au / 45m (PLE-07-101). The Orfée Est Zone is now traced laterally over nearly 500m and to a vertical depth of 400m where it remains totally open.

It is interesting to mention that hole PLE-07-112 also intersected a disseminated-chalcopyrite zone in the basalts, which returned 61.3 g/t Au / 1m. To date only one hole was drilled on this new mineralized zone, which is located more than 200 metres north of the Orfée Zone.

The drilling program also included five (5) holes testing various regional targets (PLE-07-107, 108, 109, 113 and 114) that didn’t yield significant results.

Virginia is very much encouraged by the results obtained during the winter 2007 program and is planning surface work and sampling for the summer of 2007 to be followed by a new phase of diamond drilling in the fall of 2007.

Complete results from the drilling program are reported in the table and a surface map as well as a longitudinal section are available on our website.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Geological Engineer. He is a Qualified Person (as defined by National Instrument 43-101) and has more than 25 years of experience in exploration.

In 2004, Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Assay samples, coming from core halves varying in length from 0.5m to 1.5m are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats by fire-assay with finishing by gravimetry are done on all samples grading 500 ppb Au or more.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $46,432,689 as of February 28, 2007, and 26,425,698 shares issued and outstanding as of April 30, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events